UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
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 FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 28 June 2024

Commission File Number: 001-14958

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NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

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 1-3 Strand, London, WC2N 5EH, United Kingdom

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 28 June 2024 — Appointment of Company Secretary

Exhibit 99.1

28 June 2024

National Grid plc ('National Grid' or 'the Company')

Appointment of Company Secretary

National Grid announces that Julian Baddeley has been appointed as Group Company Secretary, with effect from 1 July 2024. Justine Campbell, National Grid's current Group General Counsel and Company Secretary will remain a member of the Group Executive Committee and will assume the role of Group Chief Legal Officer. Julian is a Chartered Company Secretary and corporate lawyer and joins from abrdn plc, where he was Group Company Secretary.

CONTACTS
Investors:
Nick Ashworth                   +44 (0) 7814 355590

Media
Lyndsey Evans           +44 (0) 7714 672 052

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 28 June 2024